

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 16, 2007

Dennis A. Starliper
Chief Financial Officer
Provident Bankshares Corporation
114 East Lexington Street
Baltimore, MD 21202

> **Re:**   **Provident Bankshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No. 0-16421**

Dear Mr. Starliper:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">*   *   *   *</p>

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income, page 42

1.   It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in Other Comprehensive Income and Net Accumulated Other Comprehensive Income (Loss). Please revise your future flings to present the transition adjustment solely in Accumulated Other Comprehensive Income (Loss), consistent with paragraph A7 of SFAS 158.

Notes to Consolidated Financial Statements, page 44

Note 1 – Summary of Significant Accounting Policies, page 44

Derivative Financial Instruments, page 48

2.   Please tell us the following related to your hedging relationships involving the use of the short-cut method for assuming no ineffectiveness:

- the nature and specific terms of the hedged items;
- the nature and specific terms of the derivative instruments and how you determined those terms match the terms of the hedged items;
- the specific documented risk being hedged;
- the type of SFAS 133 hedge (fair value, cash flow, etc.); and
- how you determined these hedging relationships meet each of the conditions in paragraph 68 of SFAS 133 to qualify for use of the short cut method.

Note 3 – Investment Securities, page 53

3.   We note your disclosure on page 32 in MD&A in which you state that you sold $182.9 million fixed rate mortgage-backed securities in the fourth quarter at a loss of $6.9 million to improve future profitability and reduce the Corporation's wholesale assets. Please tell us the following concerning this asset sale:

- a timeline of the facts and circumstances related to your decision to sell these securities; and
- how you considered whether you were required to record an other than temporary impairment charge to income related to available-for-sale securities in an unrealized loss position as of September 30, 2006. Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to the earlier of recovery of losses or maturity at September 30, 2006.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant